Exhibit 16.1

October 1, 2020

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Hyliion Holdings Corp. statements (formally known as Tortoise Acquisition Corp.) included under Item 4.01 of its Form 8-K dated October 1, 2020. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on October 1, 2020, following completion of the Company’s quarterly review for the period ended September 30, 2020, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York